UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432

B1636FFB Olivos, Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 11, 2015 entitled “Arcos Dorados Announces Key Management Changes”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: August 11, 2015

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS ANNOUNCES KEY MANAGEMENT CHANGES

– Sergio Alonso Appointed Chief Executive Officer –

– Woods Staton Remains as Executive Chairman –

Buenos Aires, August 11, 2015 – Arcos Dorados (NYSE: ARCO), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today announced the appointment of Sergio Alonso, 52, as its new Chief Executive Officer, effective October 1, 2015. Mr. Alonso succeeds Chairman and Chief Executive Officer Woods Staton, 65, who will remain as Executive Chairman.

“Sergio has been a part of the McDonald’s system for nearly 30 years and has developed a track record of achieving operational and financial improvements that are at the core of our Company’s long-term strategy to create shareholder value. We have been colleagues in building Arcos Dorados and with his strong leadership, I am confident that we will continue to capitalize on the significant opportunities for the McDonald’s brand in Latin America,” said Woods Staton.

Mr. Staton continued: “Working side by side over all of these years, Sergio and I have built a strong personal and professional relationship, which will ensure a seamless handover of the daily management of Arcos Dorados. Sergio is a valued executive and I know he is the right leader to move our Company forward. Although I am taking a step back from my day to day responsibilities, as Executive Chairman I will remain focused on guiding the long-term success of Arcos Dorados.”

“I am honored and excited to have been chosen as the next CEO of Arcos Dorados,” said Mr. Alonso. “I am committed to our long-term strategy to enhance the value of our business and look forward to working with our operators, suppliers and employees to continue delivering the best McDonald’s experience possible to our customers.”

Prior to his promotion, Mr. Alonso was Arcos Dorados’ Chief Operating Officer, a position he assumed in 2007, when Arcos Dorados became the world’s largest McDonald’s franchisee, operating in 20 countries. Since that time, Arcos Dorados doubled its sales and grew its restaurant base by 30% to more than 2,100 restaurants in Latin America and the Caribbean. An experienced veteran, he began his career at McDonald’s in 1987 as Accounting Manager and subsequently moved to the operations area, eventually being promoted to Vice President of Operations in Argentina. Mr. Alonso has served both Arcos Dorados and McDonald’s Corporation in key leadership roles, including McDonald’s Divisional President in Brazil. He is a Certified Public Accountant from the Universidad de Buenos Aires in 1986.

Marcelo Rabach, 44, who currently serves Arcos Dorados as Divisional President of its North Latin America Division (“NOLAD”), will succeed Mr. Alonso and is promoted to Chief Operating Officer, also effective October 1, 2015. Mr. Rabach began his career at McDonald’s Argentina 25 years ago and quickly rose from the ranks of crew member to senior leadership positions spanning all four geographies of the Company. These include Divisional President in Brazil, Chief Operating Officer in Venezuela and Vice President of Operations Development. In each of these positions, and in his current role as President of NOLAD, Mr. Rabach has built a reputation for instilling and driving operational excellence and results. He received his bachelor’s degree in Business Administration from Universidad Argentina de la Empresa in 2002 and completed an MBA from the IAE Business School in 2004.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operated or franchised 2,120 McDonald’s-branded restaurants with over 95,000 employees serving approximately 4.3 million customers a day, as of June 30, 2015. Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Investor Relations Contact:

Daniel Schleiniger

Arcos Dorados – IR Director

daniel.schleiniger@ar.mcd.com

+54 11 4711 2287

www.arcosdorados.com/ir

Media Relations Contact:

MBS Value Partners

Jon Elsen

jon.elsen@mbsvalue.com

+1 914 708 6041